November 8, 2012

Ms. Claire Erlanger

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bristow Group Inc.
Letter Dated November 6, 2012
Form 10-K for the Fiscal Year Ended March 31, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012
File No. 001-37617

Dear Ms. Erlanger:

Bristow Group Inc. received comments from the Staff of the SEC by letter dated November 6, 2012 regarding its annual report on Form 10-K for the fiscal year ended March 31, 2012 and its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2012. As previously discussed, Bristow intends to submit its response to the Staff’s comments by December 6, 2012.

Please contact the undersigned at 713-267-7633 with any questions.

Very truly yours,

/s/ Brian J. Allman
Brian J. Allman Vice President, Chief Accounting Officer